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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cornerstone Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Metro Place
(No. and Street)

Dublin	OH	43017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew E. Kraus — (614) 761-3812
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

10 West Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2010

OATH OR AFFIRMATION

I, Andrew E. Kraus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Capital Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

VP, Treasurer, and FinOp
Title

Notary Public



Deborah S. Leppert
Notary Public-State of Ohio
My Commission Expires
April 11, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CORNERSTONE CAPITAL CORPORATION

Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION 2

STATEMENTS OF INCOME 3

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY 4

STATEMENTS OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 14

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 15

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 16

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 17


Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of December 31, 2009 contained in the schedules of the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934, Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Exchange Act of 1934, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 25, 2010

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 763,212	$ 1,227,666
Receivables from related parties:		
Cornerstone Capital Partners Corporation	2,151,573	1,491,249
Cornerstone International, Inc.	163,655	161,986
Piano Credit Company	266,790	265,250
Furniture and equipment, at cost less accumulated depreciation	10,889	14,443
Remarketing fee receivable	11,628	22,542
Equity securities owned	5,946	7,413
Debt securities owned	24,047	26,134
Total assets	$ 3,397,740	$ 3,216,683
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued tax expense	$ 106,488	$ 65,966
Accrued compensation expense and other liabilities	144,977	90,985
Total liabilities	251,465	156,951
Stockholder's equity		
Common stock - no par value; 850 shares authorized, issued and outstanding	--	--
Additional paid-in capital	345,989	345,989
Retained earnings	2,800,286	2,713,743
Total stockholder's equity	3,146,275	3,059,732
Total liabilities and stockholder's equity	$ 3,397,740	$ 3,216,683

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF INCOME
Years ended December 31, 2009 and 2008

	2009	2008
Fees and other revenue		
Remarketing fees	$ 219,257	$ 305,395
Advisory fees	790,000	774,138
Interest income	2,755	6,715
Unrealized loss on equity securities owned	(1,467)	(1,497)
Total revenue	1,010,545	1,084,751
Expenses		
Personnel	633,902	574,355
General and administrative	78,785	139,528
Rent	60,485	61,658
Specific deal expenses	17,163	20,786
Legal expense	1,680	3,748
State and local taxes	2,885	5,006
Marketing	80,196	88,685
Total expenses	875,096	893,766
Income before income taxes	135,449	190,985
Income tax expense	48,906	50,771
Net income	$ 86,543	$ 140,214

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2008	850	$ 345,989	$ 2,573,529	$ 2,919,518
Net income	--	--	140,214	140,214
Balances at December 31, 2008	850	$ 345,989	$ 2,713,743	$ 3,059,732
Net income	--	--	86,543	86,543
Balances at December 31, 2009	850	$ 345,989	$ 2,800,286	$ 3,146,275

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 86,543	$ 140,214
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	4,573	4,938
(Gain)/loss from equity securities owned	1,467	1,497
Net change in receivables and other assets	10,914	(22,542)
Net change in accrued taxes and expenses	94,514	(19,560)
Investment in securities owned	2,087	(26,134)
Net cash from operating activities	200,098	78,413
Cash flows from investing activities		
Purchases of furniture and equipment	(1,019)	(9,335)
Net change in:		
Receivable from related parties:		
Cornerstone Capital Partners Corporation	(660,324)	141,765
Cornerstone International, Inc.	(1,669)	--
Piano Credit Company	(1,540)	(3,714)
Net cash from investing activities	(664,552)	128,716
Net change in cash and cash equivalents	(464,454)	207,129
Cash and cash equivalents at beginning of year	1,227,666	1,020,537
Cash and cash equivalents at end of year	$ 763,212	$ 1,227,666
Supplemental Disclosure:		
Amounts paid in cash for income taxes	$ --	$ 75,000

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Capital Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financing services through credit tenant leases, synthetic leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company does not operate as a clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements include the accounts of the Company, a wholly-owned subsidiary of CII. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents: For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. Substantially all of the Company's cash is maintained in two unrelated banking institutions, exceeding the $250,000 limit insured by the Federal Deposit Insurance Corporation.

Revenue Recognition: The Company receives fees for arranging or providing financing services. Underwriting, advisory and remarketing fees received, net of pass-through items, are recognized as income at the time financing or remarketing is complete and payment is substantially received. Deal specific expenses related to underwriting, remarketing and other are expensed when incurred.

Securities owned: Debt and equity securities owned are stated at fair value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and fair value is included in income. The Company determines fair value by using public market quotations, quoted prices from dealers or recent market transactions, and industry acceptable valuation methods such as discounted cash flow analysis depending upon the underlying security. The securities owned balance of $24,047 has a maturity date of June 1, 2024 and an initial cost of $26,456.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment: Furniture and equipment is stated at cost less accumulated depreciation of $91,730 and $87,157 at December 2009 and 2008, respectively, and is depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes: The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax rates. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by the federal taxing authority for years prior to 2006. The tax years 2006-2008 remain open to examination by the U.S. taxing authority.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now any such matters that would have a material effect on the financial statements.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements: In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company's financial statements.

In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles*, with the *FASB Accounting Standards Codification* ™ (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

Newly Issued Not Yet Effective Standards: In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, *Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140* (ASC 810). The new accounting requirement amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This Statement must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally, the disclosure provisions of this Statement were also amended and apply to transfers that occurred both before and after the effective date of this Statement. Management is evaluating the impact of adopting this guidance.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R)* (ASC 810), which amended guidance for consolidation of variable interest entities by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. This Statement also requires additional disclosures about an enterprise's involvement in variable interest entities. This Statement will be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. Management is evaluating the impact of adopting this guidance.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company considers its required net capital to be the greater amount of $250,000 or 6 2/3% of aggregate indebtedness, which would be the minimum requirement if it carried customer accounts. At December 31, 2009 and 2008, the Company had net capital of $528,429 and $1,099,558, which was $278,429 and $849,558 in excess of required net capital, respectively. At year-end 2009, the Company's ratio of aggregate indebtedness to net capital was 48% compared to 14% at year-end 2008.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

(Continued)

NOTE 4 - INCOME TAXES

A reconciliation of recorded Federal income taxes to the expected expense computed by applying the Federal statutory rate of 34% to the net income is as follows:

	2009	2008
Expected expense at statutory rate	$ 46,053	$ 65,677
State and local income taxes	2,885	5,006
Other	(32)	(19,912)
Total	$ 48,906	$ 50,771

At December 31, 2009 and 2008, the Company's deferred tax assets and liabilities consisted of a deferred tax liability of $90,051 and $2,947 related to furniture and equipment depreciation and deferred fee income related to an intercompany transaction that occurred during 2008. At December 31, 2009, the Company had Federal income tax payables of $97,270 and state and local tax payables of $9,218.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company provides services, in the form of personnel and management services, to several related entities within CII. The Company only recognizes revenue to the extent actual cash is received, or will be received, from these related entities for the services provided. The related compensation expense to the employees providing the service is recognized by the Company, regardless of whether any revenue is recognized.

For the year ended December 31, 2009, the Company recognized $790,000 in advisory fees related to management services provided to Cornerstone Capital Partners Corporation ("CCPC"), a subsidiary of CII. The management services take the form of management, oversight, technical expertise, advisory, structuring, financial consultation, and transaction facilitation. The total fees earned pertain to three specific transactions. Of the $790,000 earned, $140,000 related to advisory services performed for CCPC to facilitate, analyze, monitor and close the acquisition of the pool of undiscounted first and second mortgage loans purchased from Mortgage Network by CCPC. Of the total $790,000 earned, $150,000 related to advisory services performed for CCPC in the ongoing management, analysis, reporting, modification and negotiation of CCPC's Cornerstone M.I. LLC investment, known as the Bosco transaction. The remaining $500,000 of the $790,000 in advisory fees related to advisory services performed to CCPC to facilitate, monitor and intervene, as necessary, in the ongoing development, management, analysis, reporting, modification, and negotiation of the CVS drug store developed in Johnstown, Ohio. The agreement for these related fees remained in effect until December 31, 2009. The agreements are renewable annually at the mutual consent of both parties.

(Continued)

NOTE 5 - RELATED PARTY TRANSACTIONS (Continued)

The Company has receivables from three related entities within CII. The receivables are due on demand and totaled $2,582,019 and $1,918,485 at December 31, 2009 and 2008, respectively.

The Company's officers formed GAP Leasing, LLC, which leases the Company two automobiles used by the officers. GAP Leasing, LLC was owned by certain stockholders of CII. The officers reduced their salaries by the amount of the lease payments, resulting in no net effect to the Company's net income. As of December 31, 2008, GAP Leasing, LLC was terminated with its assets sold to the officers.

NOTE 6 - LEASE PAYMENTS

The Company entered into a lease for office space in 2003 which had an initial term that expired in July 2008. During 2008, the lease terms were amended and the lease was extended to July 2010 with an average monthly base rent of $2,930. Rent expense for 2009 and 2008 was $60,485 and $61,658 respectively.

NOTE 7 - CONTINGENCIES

The Company was being sued by a former employee who was a director and shareholder. This former employee terminated his employment with the Company in 2005, and as a result forfeited 93 shares of class B common stock of CII issued to him. The complaint alleges the CII materially misrepresented the terms of the articles of incorporation of CII and breached its employment agreement with plaintiff, and thus defrauded and breached a fiduciary duty to the plaintiff. Management believed the claims were completely without merit and defended the allegations vigorously. CII and the Company settled the suit by buying the forfeited shares in 2008 for $500,000 when the cost of the settlement was less than the cost of continued successful defense, with a confidential agreement in which the parties agree not to assert that any of the claims have any merit or even a factual basis. Accordingly, the settlement was recorded in 2008. Specifically, the Company's required portion of the settlement was to purchase a debt security from the plaintiff for $26,456.

(Continued)

NOTE 8 - FAIR VALUE

FASB established a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The fair values of debt securities owned are determined by using an appropriate discount to estimate the present value of future cash flows (Level 3 inputs).

Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using		
	Quoted Prices in Active Markets for Identical Assets (Level One)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Equity securities owned	$ 5,946	$ --	$ --
Debt securities owned	--	--	24,047

(Continued)

NOTE 8 - FAIR VALUE (Continued)

Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level One)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Equity securities owned	$ 7,413	$ --	$ --
Debt securities owned	--	--	26,134

The table below presents a reconciliation and income statement classification of gains and losses for debt securities owned measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Beginning balance, January 1, 2009	$ 26,134
Principal repayment	(2,087)
Ending balance, December 31, 2009	$ 24,047

The table below summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31, 2009 for Level 3 debt securities owned that are still held at December 31, 2009.

Interest income	$ 2,518
Other changes in fair value	--
Total	$ 2,518

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2009

Net capital	
Total stockholder's equity	$ 3,146,275
Deductions and other charges	
Nonallowable assets:	
Furniture and equipment, net	10,889
Receivables from affiliates	2,582,018
Debt securities owned, not readily marketable	24,047
Total nonallowable assets	2,616,954
Net capital before haircuts	529,321
Haircuts	892
Net capital	$ 528,429
Aggregate indebtedness	
Items included in the statement of financial condition	
Accrued expenses and other liabilities	251,465
Aggregate indebtedness	$ 251,465
Ratio: Aggregate indebtedness to net capital	48%
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 250,000
Net capital	528,429
Excess net capital	$ 278,429
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 253,283
Reconciliation with the Company's Computation	
Net capital, as reported in Company's unaudited FOCUS report	$ 1,042,049
Audit adjustments for classification [1]	(500,000)
Audit adjustments for accruals [2]	(13,620)
Net capital, per above computation	$ 528,429

[1] Audit adjustments related to classification of allowable versus nonallowable assets.
[2] Audit adjustments related to accruals for taxes and remarketing receivables.

CORNERSTONE CAPITAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2009

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
A. Number of items	None

CORNERSTONE CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2009

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ --
Customers' securities failed to receive	--
Credit balances in firm accounts, which are attributable to principal sales to customers	--
Other	--
TOTAL CREDIT ITEMS	$ --
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ --
TOTAL DEBIT ITEMS	$ --
RESERVE COMPUTATION	
Excess of total debits over total credits	$ --
Required deposits	$ --
Total cash or qualified securities held in a "Special Reserve Bank Account" at December 31, 2009	$ --

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 included in the FOCUS Report filed by the Company dated December 31, 2009.



Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

In planning and performing our audit of the financial statements of Cornerstone Capital Corporation (the "Company"), a wholly-owned subsidiary of Cornerstone International, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit thepreparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we wish to note that due to a timing of a transfer of funds at year end, a reclassification adjustment was made between the Company's cash account and receivable from a related party as of December 31, 2009. This reclassification caused a difference of $500,000 between the audited computation of net capital and the amount reported on the Company's unaudited FOCUS report. Management has informed us that at all times during the year ended December 31, 2009 and through February 25, 2010, the Company was in compliance with regulatory capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.



Crowe Horwath LLP

Columbus, Ohio
February 25, 2010